

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Max Weissengruber
President and Chief Executive Officer
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario Canada M2J 1G8

> **Re: Freshwater Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Qs for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010 and September 30, 2010**
> **Filed May 17, 2010, August 16, 2010 and November 9, 2010, respectively**
> **File No. 000-53871**

Dear Mr. Weissengruber:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

1. Please discuss the competitive business conditions in your industry, including your competitive position and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations for the Years Ended December 31, 2009 and December 31, 2008</u>

2. Please discuss the factors that caused the changes to the financial statement line items discussed in this section. For example, please discuss whether the increase in sales revenue was due to increases in price or increases in volume. See Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303 of Regulation S-K and Section III.D of Release No. 33-6835 (May 18, 1989).

<u>Controls and Procedures, page 29</u>

<u>Evaluation of Disclosure Controls and Procedures, page 29</u>

3. We note your statement in the second paragraph that "[a] controls system cannot provide absolute assurance...that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." If true, please confirm to us and revise to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures are made at such reasonable assurance level. See Section II.F.4 of Release No. 33-8238 (June 5, 2003).

<u>Management's Annual Report on Internal Control over Financial Reporting, page 29</u>

4. You define internal control over financial reporting in the first paragraph, second sentence. Please revise to state that internal control over financial reporting includes the policies and procedures set forth in Exchange Act Rule 13a-15(f)(1)-(3).

<u>Certain Relationships and Related Transactions, and Director Independence, page 37</u>

5. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the loans from Max Weissengruber and D. Brian Robertson to you for each of your last two fiscal years. See Instruction 2 to Item 404(d) of Regulation S-K.

<u>Principal Accounting Fees and Services, page 38</u>

<u>Audit Fees, page 38</u>

6. Please separately disclose the amount of "audit fees" and "audit-related fees" billed by your independent registered public accounting firm. See Item 14(1) and Item 14(2) of Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

7. Please comply with comment 3, as it applies to your Form 10-Q for fiscal quarter ended March 31, 2010.

8. We note that you granted shares of your common stock, in exchange for services rendered, pursuant to consulting agreements with Michael Borrelli (dated January 11, 2010), Nand Shankar (dated February 22, 2010), Marina Ricci (dated February 22, 2010) and Graham Linttell (June 7, 2010). Such grants are sales of your securities that must be registered under the Securities Act or fall under an exemption from registration. If you believe that such grants fall under an exemption from registration, then please provide to us the information required by Item 701 of Regulation S-K for each grant. We note that the disclosure required by Item 701 of Regulation S-K must be provided under Form 8-K, Item 3.02; Form 10-Q, Part II, Item 2; or Form 10-K, Part II, Item 5. Please report future grants of your common stock that fall under an exemption from registration pursuant to the aforementioned forms and items. Alternatively, please register future grants of your common stock.

Exhibits 31.1 and 31.2

9. The certifications required by Exchange Act Rule 13a-14(a) should conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. We note that you have deleted the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please revise to include such phrase.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

10. Please comply with comments 3 and 9, as they apply to your Form 10-Q for fiscal quarter ended June 30, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

11. Please comply with comments 3 and 9, as they apply to your Form 10-Q for fiscal quarter ended September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director